Exhibit 5

ANNEX A

Unless otherwise indicated below, the business address of the directors and executive officers of Mitsui & Co., Ltd. ("Mitsui") is 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631, Japan. Each occupation set forth opposite such person's name refers to employment with the Reporting Person. For external directors, additional occupation and employment information is separately noted below. To the Reporting Person's knowledge, none of the directors or executive officers of the Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Each of the directors and executive officers of the Reporting Person listed below is a citizen of Japan, with the exception of Mr. Samuel Walsh, Ms. Sarah L. Casanova and Ms. Jessica Tan Soon. Mr. Samuel Walsh is a citizen of Australia, Ms. Sarah L. Casanova is a citizen of Canada and Ms. Jessica Tan Soon is a citizen of Singapore.

Directors and Executive Officers of Mitsui

Name	Occupation and Business Address	Number of Shares of Common Stock Beneficially Owned
Tatsuo Yasunaga	Representative Director, Chair of the Board of Directors	—
Kenichi Hori	Representative Director, President and Chief Executive Officer	—
Yoshiaki Takemasu	Representative Director, Executive Vice President	—
Tetsuya Shigeta	Representative Director, Executive Vice President	—
Kazumasa Nakai	Representative Director, Senior Executive Managing Officer	—
Tetsuya Fukuda	Representative Director, Senior Executive Managing Officer	—
Samuel Walsh (i)	Director	—
Takeshi Uchiyamada (ii)	Director	—
Masako Egawa (iii)	Director	—
Fujiyo Ishiguro (iv)	Director	—
Sarah L. Casanova (v)	Director	—
Jessica Tan Soon Neo (vi)	Director	—
Makoto Sato (1)	Executive Vice President	—
Toru Matsui (2)	Executive Vice President	—
Tetsuya Daikoku	Senior Executive Managing Officer	—
Takashi Furutani	Senior Executive Managing Officer	—

Exhibit 5

Yuichi Takano	Executive Managing Officer	—
Kenichiro Yamaguchi	Executive Managing Officer	
Yoichiro Endo	Executive Managing Officer	—
Hiroshi Kakiuchi (3)	Executive Managing Officer	—
Kiyoshi Mori	Executive Managing Officer	—
Atsushi Kawase	Executive Managing Officer	—
Takeshi Akutsu	Executive Managing Officer	—
Isao Kohiyama (4)	Executive Managing Officer	—
Koichi Wakana	Executive Managing Officer	—
Makoto Tanaka	Executive Managing Officer	—
Masaya Inamuro	Executive Managing Officer	—
Daisuke Ishida	Executive Managing Officer	—

External Directors:

(i) Chairman of the Board, Gold Corporation (Australia) the Perth Mint;
(ii) Representative Director, TOYOTA KONPON RESEACH INSTITUTE, INC.
(iii) Chancellor, School Juridical Person Seikei Gakuen; Outside Director, Mitsubishi Electrc Corporation
(iv) Director of the Board (External), SEGA SAMMY HOLDINGS INC.;
(v) Outside Director, Kao Corporation; Outside Director, Yamaha Motor Co., Ltd.
(vi) Non-Executive Independent Board Director, SATS Ltd.; Non-Executive Independent Board Director, CapitaLand India Trust Management Pte. Ltd.; Member and Deputy Speaker of the Parliament of Singapore.

Location:

(1) 12 Marina View, #31-01 Asia Square Tower 2 Singapore 018961
(2) 200 Park Avenue, New York, NY 10166, USA
(3) 15th-17th Floor, Sathorn City Tower, 175 South Sathorn Road, Tungmahamek, Sathorn Bangkok 10120, Thailand
(4) Menara BCA 51st-52nd Floor, Grand Indonesia Jl.M.H. Thamrin No.1, Jakarta 10310, Indonesia